Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in March 2015

FCA US LLC Reports March 2015 U.S. Sales Increased 2 Percent; Best March Sales Since 2007

•	60th-consecutive month of year-over-year sales gains

•	Jeep® brand records best sales month ever; Jeep Cherokee and Jeep Patriot record their best monthly sales ever

•	Dodge Dart sales increase 56 percent; best monthly sales ever

•	Chrysler 200 sales up 155 percent; best monthly sales ever

•	Eight FCA US vehicles post sales records in March

Auburn Hills, Mich., April 1, 2015 - FCA US LLC today reported U.S. sales of 197,261 units, a 2 percent increase compared with sales in March 2014 (193,915 units), and the group’s best March sales since 2007.

The Chrysler, Jeep® and Ram Truck brands each posted year-over-year sales gains in March compared with the same month a year ago. The Jeep brand’s 23 percent increase was the largest sales gain of any FCA US brand during the month and its best monthly sales ever. The group extended its streak of year-over-year sales gains to 60-consecutive months.

“March was a tough month, yet we were able to extend our year-over-year sales streak to an even 60-consecutive months,” said Reid Bigland, Head of U.S. Sales. “Five years of consecutive monthly year-over-year sales increases is a great symbol of FCA’s commitment to continuous improvement and a tremendous source of pride for our entire organization.”

Eight FCA US vehicles set records in the month of March, including five vehicles that posted their best monthly sales ever. The Chrysler 200, Dodge Dart, Dodge Journey, Jeep Cherokee, and Jeep Patriot each logged an all-time sales record last month. The 200 mid-size sedan achieved its record with a 155 percent year-over-year increase, the largest percentage increase of any FCA US vehicle in March. In addition, the Jeep Wrangler, Jeep Compass, and Ram ProMaster van each recorded their best ever sales in the month of March.

FCA US finished the month of March with a 73-day supply of inventory (578,648 units). U.S. industry sales figures for March are internally projected at an estimated 17.1 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand
Jeep brand sales were up 23 percent, the brand’s best monthly sales performance ever and its 18th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in each month dating back to November 2013. Four of the six Jeep brand vehicles turned in sales records during the month. The Cherokee and Patriot set all-time sales records while the Wrangler and Compass logged their best ever sales in the month of March. With its 41 percent increase, the Patriot had the largest sales percentage gain of any Jeep model for the month. Jeep Grand Cherokee sales were up 5 percent in March compared with the same month a year ago. Sales of the all-new Jeep Renegade began in mid March. The 2015 Jeep Grand Cherokee SRT was named Performance Utility Vehicle of Texas last month at the Texas Auto Roundup hosted by the Texas Auto Writers Association (TAWA).

Chrysler Brand
Chrysler brand sales increased 15 percent, the brand’s best March sales since 2013 and its ninth-consecutive month of year-over-year sales gains. Sales of the Chrysler 200 were up 155 percent in March, the mid-size sedan’s best monthly sales ever and the largest year-over-year percentage gain of any FCA US vehicle in March. The new 200 was named Mid-size Sedan of Texas last month at TAWA’s Texas Auto Roundup. The 2015 Chrysler 300 flagship sedan was crowned Car of Texas at the same competition.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup truck, Ram ProMaster, Ram ProMaster City, and Ram Cargo Van, were up 1 percent, the brand’s best March sales since 2007. Sales of the Ram ProMaster increased 112 percent, the full-size van’s best March sales since the vehicle was launched in October 2013. Sales of the Ram ProMaster City, which went on sale in January, are ramping up as greater volumes of the compact van arrive at Ram Truck dealerships. Sales of the Ram pickup truck were down 2 percent in March, compared with the same month a year ago. The pickup earned two awards last month. Work Truck magazine named the Ram 4500/5500 Chassis Cab truck as its 2015 Medium-duty Truck of the Year, and the editors of Four Wheeler crowned the Ram Power Wagon as their 2015 Pickup Truck of the Year.

FIAT Brand
Sales of the Fiat 500 were down slightly last month, compared with March a year ago. The 2015 Fiat 500 Abarth was named in March to KBB.com’s list of the “10 Coolest Cars Under $25,000.” FIAT brand sales, which include the Fiat 500 and 500L, were down 5 percent in March compared with the same month a year ago.

Dodge Brand
The Dart and Journey each posted their best sales months ever. Sales of the Dart were up 56 percent in March, the largest percentage sales gain of any Dodge brand vehicle during the month. The Journey eked out a slight increase in posting its best sales month ever. Dodge brand sales were down 24 percent in March, compared with the same month a year ago, due in part to model changeover at the Windsor Assembly Plant in Windsor, Ontario, where the Dodge Grand Caravan and Chrysler Town & Country are built.

Three Dodge brand vehicles took home awards last month from TAWA’s annual Texas Auto Roundup: the 2015 Dodge Charger R/T Scat Pack was named Full-size Sedan of Texas; the 2015 Dodge Challenger SRT Hellcat was the Performance Coupe of Texas, and the 2015 Dodge Charger SRT Hellcat was the Performance Sedan of Texas.

FCA US LLC Sales Summary March 2015

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Alfa 4C	73	0	New	217	0	New
ALFA BRAND	73	0	New	217	0	New
500	3,276	3,316	-1%	7,995	8,473	-6%
500L	1,218	1,422	-14%	3,043	2,952	3%
FIAT BRAND	4,494	4,738	-5%	11,038	11,425	-3%
200	19,190	7,531	155%	49,152	30,489	61%
300	5,359	5,367	0%	12,907	13,000	-1%
Town & Country	5,489	13,242	-59%	19,874	28,994	-31%
CHRYSLER BRAND	30,038	26,140	15%	81,933	72,483	13%
Compass	5,420	5,335	2%	14,406	13,757	5%
Patriot	11,849	8,431	41%	29,692	20,474	45%
Wrangler	17,524	14,481	21%	42,118	34,674	21%
Cherokee	19,033	13,796	38%	48,213	36,096	34%
Grand Cherokee	16,815	15,940	5%	43,377	40,838	6%
Renegade	943	0	New	943	0	New
JEEP BRAND	71,584	57,983	23%	178,749	145,839	23%
Dart	9,572	6,135	56%	25,115	16,074	56%
Avenger	186	8,756	-98%	647	21,740	-97%
Charger	8,828	10,816	-18%	26,218	24,956	5%
Challenger	6,110	4,882	25%	15,957	11,034	45%
Viper	50	67	-25%	175	158	11%
Journey	9,222	9,125	1%	23,982	23,024	4%
Caravan	5,960	14,165	-58%	16,918	32,025	-47%
Durango	6,121	6,629	-8%	14,499	16,213	-11%
DODGE BRAND	46,049	60,575	-24%	123,511	145,224	-15%
Ram P/U	41,595	42,532	-2%	101,511	96,906	5%
Cargo Van	582	841	-31%	2,623	1,777	48%
ProMaster Van	2,342	1,106	112%	5,549	2,310	140%
ProMaster City	504	0	New	723	0	New
RAM BRAND	45,023	44,479	1%	110,406	100,993	9%

TOTAL FCA US LLC	197,261	193,915	2%	505,854	475,964	6%

TOTAL CAR	52,644	46,870	12%	138,383	125,924	10%
TOTAL TRUCK	144,617	147,045	-2%	367,471	350,040	5%

For additional information:

Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com